Confidential ASML 2023 First-Quarter Veldhoven, the Netherlands April 19, 2023 ASML reports €6.7 billion net sales and €2.0 billion net income in Q1 2023 Sales growth expectations for 2023 unchanged Exhibit 99.2

Confidential Page 2April 19, 2023 • Investor key messages • Business summary • Outlook • Financial statements Agenda

Confidential Page 3April 19, 2023 Investor key messages

Confidential Page 4April 19, 2023 Investor key messages • Global megatrends in the electronics industry, supported by a highly profitable and fiercely innovative ecosystem, are expected to continue to fuel growth across the semiconductor market • Growth in semiconductor end markets and increasing lithography intensity are driving demand for our products and services • ASML’s comprehensive product portfolio is aligned with our customers’ roadmaps, delivering cost effective solutions in support of all applications from leading edge to mature nodes • Based on different market scenarios1 as presented during our Investor Day in November 2022, we modeled an opportunity to reach annual revenue in 2025 between approximately €30 billion and €40 billion, with a gross margin between approximately 54% and 56% and in 2030 an annual revenue between approximately €44 billion and €60 billion, with a gross margin between approximately 56% and 60% • ASML and its supply chain partners are actively adding and improving capacity to meet current and future customer demand • We continue to accelerate the execution of our ESG Sustainability strategy and have shared the latest progress and actions to reach our ambitious targets in our integrated Annual Report 2022 • We expect to continue to return significant amounts of cash to our shareholders through a combination of growing dividends and share buybacks 1 based on third party research and our assumptions

Confidential Page 5April 19, 2023 Business summary

Confidential Page 6April 19, 2023 1 Installed Base Management equals our net service and field option sales 2 Income from operations as a percentage of Total net sales 3 Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted. Q1 results summary • Net sales of €6.7 billion, net system sales of €5.3 billion, Installed Base Management1 sales of €1.4 billion • Gross margin of 50.6% • Operating margin2 of 32.7% • Net income as a percentage of net sales of 29.0% • Earnings per share (basic) of €4.96 • Net bookings3 of €3.8 billion ◦ including EUV bookings of €1.6 billion

Q1 product highlights

- We shipped the first NXT:1980Fi immersion system. The NXT:1980Fi is a mid-critical, high productivity immersion scanner with key performance upgrades to help our customers boost their capacity



- In support of the mature market segment, ASML is expanding its i-line portfolio with the recent shipment of the XT:400M. This system encompasses key improvements for customers, most notably increased throughput that lowers cost of ownership



- We also shipped the first YieldStar 500, the next-generation optical metrology tool, delivering 1.5x improvement in throughput, while supporting the overlay and focus metrology requirements for the next generation of logic and memory devices, as well as a 20% improvement in matching performance over the previous YieldStar platform



ASML April 19, 2023 Page 7
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Confidential Page 8April 19, 2023 Net system sales breakdown (Quarterly) Q1’23 Net system sales €5,342 million Q4’22 Net system sales €4,748 million

Confidential Page 9April 19, 2023 Logic Memory Installed Base Management1 1 Installed Base Management equals our net service and field option sales Total net sales € million by End-use

Confidential Page 10April 19, 2023 Net systems bookings activity by End-use Q1’23 net system sales value €3,752 million Q4’22 net system sales value €6,316 million Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted.

Confidential Page 11April 19, 2023 • ASML intends to declare a total dividend for the year 2022 of €5.80 per ordinary share • Recognizing the three interim dividends of €1.37 per ordinary share each paid in 2022 and 2023, this leads to a final dividend proposal to the General Meeting of €1.69 per ordinary share • In Q1 2023 we purchased around 0.7 million shares for a total amount of around €400 million Capital return to shareholders Share buyback Dividend paid Third interim and final dividend for a year are paid in the subsequent year Total dividend Interim dividend Proposed final dividend

Confidential Page 12April 19, 2023 Outlook

Confidential Page 13April 19, 2023 Outlook Q2 • Net sales between €6.5 billion and €7.0 billion, including ◦ Installed Base Management1 sales of around €1.3 billion • Gross margin between 50% and 51% • R&D costs of around €990 million • SG&A costs of around €275 million 2023 • Expected net sales growth of more than 25% with a slight improvement in gross margin, relative to 2022 • Estimated annualized effective tax rate between 15% and 16% 1 Installed Base Management equals our net service and field option sales

Confidential Page 14April 19, 2023 Financial Statements

Confidential Page 15April 19, 2023 Consolidated statements of operations € million Quarter on Quarter Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Net sales 3,534 5,431 5,778 6,430 6,746 Gross profit 1,731 2,665 2,994 3,311 3,413 Gross margin % 49.0 49.1 51.8 51.5 50.6 R&D costs (739) (789) (819) (906) (948) SG&A costs (208) (222) (236) (280) (260) Income from operations 784 1,653 1,939 2,125 2,205 Operating income as a % of net sales 22.2 30.4 33.5 33.0 32.7 Net income 695 1,411 1,701 1,817 1,956 Net income as a % of net sales 19.7 26.0 29.4 28.2 29.0 Earnings per share (basic) € 1.73 3.54 4.29 4.60 4.96 Earnings per share (diluted) € 1.73 3.54 4.29 4.60 4.95 Lithography systems sold (units) 1 62 91 86 106 100 Net bookings 2 6,977 8,461 8,920 6,316 3,752 1 Lithography systems do not include metrology and inspection systems. 2 Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Confidential Page 16April 19, 2023 Consolidated statements of cash flows € million Quarter on Quarter Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Cash and cash equivalents, beginning of period 6,952 4,324 4,097 3,153 7,268 Net cash provided by (used in) operating activities (586) 2,553 1,170 5,351 734 Net cash provided by (used in) investing activities (12) (144) (509) (364) (436) Net cash provided by (used in) financing activities (2,030) (2,638) (1,613) (859) (916) Effect of changes in exchange rates on cash — 1 8 (13) (2) Net increase (decrease) in cash and cash equivalents (2,628) (228) (944) 4,115 (620) Cash and cash equivalents, end of period 4,324 4,097 3,153 7,268 6,648 Short-term investments 399 305 210 108 5 Cash and cash equivalents and short-term investments 4,723 4,402 3,363 7,376 6,653 Purchases of property, plant and equipment and intangible assets (252) (238) (364) (466) (539) Free cash flow 1 (838) 2,315 805 4,885 194 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets, see US GAAP Consolidated Financial Statements These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Confidential Page 17April 19, 2023 Consolidated balance sheets € million Quarter on Quarter Assets Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Cash & cash equivalents and short-term investments 4,723 4,402 3,363 7,376 6,653 Net accounts receivable and finance receivables 4,954 6,610 7,414 6,680 4,862 Contract assets 371 270 277 132 236 Inventories, net 6,074 6,367 6,884 7,200 7,392 Loan receivable 124 124 364 364 364 Other assets 2,278 2,282 2,403 2,383 2,735 Tax assets 1,953 1,899 1,905 1,706 1,921 Equity method investments 940 961 999 924 970 Goodwill 4,556 4,556 4,556 4,556 4,556 Other intangible assets 923 896 870 842 814 Property, plant and equipment 3,159 3,358 3,562 3,944 4,355 Right-of-use assets 177 188 207 193 290 Total assets 30,232 31,913 32,804 36,300 35,148 Liabilities and shareholders' equity Current liabilities 13,613 14,637 15,669 17,983 16,948 Non-current liabilities 7,809 9,627 9,180 9,506 8,413 Shareholders' equity 8,810 7,649 7,955 8,811 9,787 Total liabilities and shareholders' equity 30,232 31,913 32,804 36,300 35,148 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Confidential Page 18April 19, 2023 This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in semiconductor end markets and technology industry and business environment trends, statements with respect to demand and capacity, plans to increase capacity and capacity goals, outlook, backlog, bookings and orders, expected financial results, including expected growth in sales and gross margin for 2023 and expected net sales, gross margin, R&D costs, SG&A costs for Q2 2023 and estimated annualized effective tax rate for Q2 and full year 2023, expected system shipments in 2023, statements made at our 2022 Investor Day including revenue and gross margin opportunity for 2025 and 2030, statements with respect to fast shipments including estimates of amounts of deferred revenue not yet recognized and expected timing of recognition of such deferred revenue for fast shipments, expected customer demand trends, statements with respect to export control policy and regulations and expected impact on us, statements with respect to capital allocation policy including plans to return significant amounts of cash thought growing dividends and buybacks and statements with respect to the final 2022 dividend and statements with respect to share buyback programs, aim to improve performance on ESG sustainability and upgrade ESG sustainability strategy and other non-historical statements. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, trends in the semi-conductor industry, the impact of general economic conditions including the impact of the current macroeconomic uncertainty in the market and in consumer confidence, inflation, interest rates, geopolitical developments, the risk of a recession, demand for our customers' products, performance of our systems, the impact of COVID-19 and other pandemics and measures taken to contain them, the impact of the Russian military actions in the Ukraine and measures taken in response on the global economy and global financial markets and other factors that may impact ASML's financial results, including semiconductor inventory levels, customer demand including changes in demand for semiconductors and lithography tools, ASML's ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to meet demand, the impact of inflation, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push outs, supply chain capacity and constraints and logistics and constraints on our ability to produce systems to meet demand, the timing of recognition of deferred revenue from fast shipments and impact on our results, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us including the expected impact of recent and expected changes in export regulations, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs, our ability to meet ESG goals and improve performance on ESG Sustainability and upgrade ESG strategy and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with and submissions to the US Securities and Exchange Commission. These forward- looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Forward looking statements

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